

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 10, 2011

Mr. Xu Hai Bo
President
Avante Systems, Inc.
50 West Liberty St., Suite 880
Reno, NV 89501

> **Re:** **Avante Systems, Inc.**
> **Amendment No. 2 to the Registration Statement on Form S-1**
> **Filed December 21, 2010**
> **File No. 333-171305**

Dear Mr. Xu:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment one in our letter dated February 8, 2011. Based upon the significant percentage of shares in the offering and the nominal amount of proceeds raised, we believe that the primary purpose of the Regulation S offering was to create a public market in the company's securities. We note that the monies raised in the offering are not highlighted as a material source of funding for the company in Management's Discussion and Analysis of Financial Condition and Results of Operation. As a result, the selling shareholders should be identified as underwriters selling on behalf of the Company in order to create a public market in the Company's securities.

Risk Factors, page 7

2. We note your response to comment two in our letter dated February 8, 2011. Although you have no operations or subsidiaries in China presently, it appears that your business

plan relies heavily upon marketing you product in China. Therefore, you should discuss the regulatory requirements for operating your business in China, so investors may evaluate your ability to commercialize your product in the future.

<u>We intend to market our products in China and then other areas of Asia, page 11</u>

3. We note your response to comment five in our letter dated February 8, 2011. However, as a company with Malaysia-based operations you may be subject to risks associated with doing business there. Please revise your disclosure to include discussion of risks associated with doing business or conducting business in Malaysia including, but not limited to, acquiring necessary permits or licenses, challenges to protecting intellectual property, regulation affecting foreign-based businesses operating in Malaysia or tax issues. Additionally, consider any Malaysian laws, regulations or customs that could present material risks to your business.

You may contact Rahim Ismail, Staff Accountant, at (202) 551-4965 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp, Attorney-Advisor, at (202) 551-6971 or Larry Spirgel, Assistant Director, at (202) 551-3810 with any questions.

Sincerely,

s/ Larry Spirgel

Larry Spirgel
Assistant Director

cc: <u>Via facsimile to (800) 731-6120</u>
        David S. Jennings, Esq.